Exhibit (a)(46)

                                     NOTIFY

                          COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.                                     SUPERIOR COURT
                                                 CIVIL ACTION
                                                 NO.07-1230 BLS1

                     BADLANDS TRUST COMPANY, LLC, as trustee
                          for MILDRED B. HOREJSI TRUST

                                       vs.

                        PUTNAMCALIFORNIA INVESTMENT GRADE
                         MUNICIPAL TRUST & others(1) .

                         MEMORANDUM AND ORDER ON MOTION
                          FOR A PRELIMINARY INJUNCTION


     This matter comes before the Court on Plaintiff's Motion for Temporary Restraining Order and Preliminary Injunction. Paper #4. What is involved is an attempt to preclude the defendants "from proceeding with the plan of dissolution regarding...Putnam California Investment Grade Municipal Trust (`PCA') announced on March 19, 2007, and the cessation of trading and closing of the stock transfer books to occur on Monday, March 26, 2006 [sic]."

                                   BACKGROUND

     The Underlying complaint presents the story of a tender offer and the "suicide defense."

     The plaintiff, Badlands Trust Company, LLC ("Badlands"), is an Alaska limited Liability company, acting as trustee for Mildred B. Horejsi Trust (the "Horejsi Trust"), an irrevocable Alaska Trust.

     PCA is a Massachusetts business trust, formed under an Agreement and Declaration of Trust (the "Trust Declaration") in 1992. PCA is a registered investment company that operates a "closed-end" mutual fund. PCA invests exclusively in tax-exempt municipal securities of the State of California. PCA, and other funds in the "Putnam" group are advised and managed by Putnam Investment Management, LLC ("Putnam Management"), a registered investment advisor.

     The remaining defendants are the trustees of PCA (the "Trustees"), including its Chairman and Vice-Chairman.

     Badlands recently made a tender offer to acquire control of PCA. In doing so, Badlands has announced that it wants to acquire enough of the shares of PCA so that it can (1) elect a new slate of trustees, who (2) may award PCA's investment advisory and other management contracts to Badlands' own affiliates, at (3) rates that may be more than the fees PCA now pays for such services to Putnam Management, and than (4) alter PCA's investment focus from securities that produce tax-exempt income for Californians to a variety of other securities.

     After some back and forth concerning the tender offer, on Monday, March 19, 2007, at 9:08am PCA announced "that the immediate liquidation of the Fund is in the best interest of all shareholders." This is what is referred to above as the "suicide defense." Rather than submit to the results of the tender offer, the PCA Trustees determined - apparently unanimously - to liquidate and terminate the Fund.

     The PCA announcement advised, among other things, that the Fund has fixed the close of business on March 26, 2007, as the record date for determining the shareholders entitled to receive liquidating distributions. It further announced that as of that time the share transfer books of the Fund will be closed, and the trading of the Fund's shares on the American Stock Exchange will be suspended.

     Given that the announcement of PCA's intentions was made on Monday, March 19, 2007, and this matter was presented to this Court on the afternoon of Friday, March 23, 2007, with the action to be enjoined set to occur on Monday, March 26, 2007, the very next court business day, the parties should not feel entitled to more than a cursory written response from the Court.

     Badlands' tender offer is set to expire at 5:30pm Eastern time on Tuesday, March 27, 2007. If PCA goes forward as announced, Badlands will be unable to acquire any shares under its tender offer, even those shares have been validly tendered as of the March 27 expiration of the tender offer.

     For these purposes, the Horejsi Trust is presently the record owner of 100 PCA shares and it owns an additional 9,000 PCA shares held in a brokerage account.

     The Badlands tender offer proposes to acquire any and all of the PCA share at a price of $15 per share. That price is said by Badlands to be a price equal to 100% of the net asset value of PCA and is higher than the price at which any PCA shares have traded since 2001. PCA points out the Badlands' $15 per share will pay the tendering shareholders a premium of 8 cents per share over the Fund's current net asst value.

     Badlands is not without considerable sophistication and knowledge about PCA and its auctions.

                                   DISCUSSION

     The Court notes at the outset that Badlands is proceeding here solely as trustee for the Horejsi Trust. This is not a class action pursuant to Mass. R. Civ. O. Rule 23, nor is it a derivative claim pursuant to Mass. R. Civ. P. Rule 23.1.

     Badlands' complaint is presented in two counts.

     Count One seeks a declaration judgment to the effect that the PCA Trust Declaration requires a shareholder vote prior to the implementation of an proposed liquidation, dissolution or termination of the Trust.

     Count Two is a claim for breach of fiduciary duties against the Trustees of PCA for the manner in which they responded to the tender offer and acting in a manner contrary to what Badlands claims are the requirements of the Trust Declaration.

     In order to prevail on its motion for preliminary injunctive relief, Badlands bears the burden of showing: a likelihood of success on the merits; that the entity for which it acts as trustee will suffer irreparable harm if the injunctive relief sought is not granted; and that its beneficiary's harm, without the injunction, out weighs any harm to PCA, and the other investors in the PCA Fund, from PCA and its Trustees being enjoined. Boston Police Patrolmen's Ass'sn, Inc. V. Police Depart. of Boston, 446 Mass. 46, 49-50
(2006); GTE Products Corp. V. Stewart, 414 Mass. 721, 722-723 (1993) Packaging Indus. Group, Inc. V. Cheney, 380 Mass. 609, 616-617 (1980).

               Injunctive relief either by way of a temporary  restraining order or by a preliminary injunction implicates a power of equity which should be exercised delicately. It should not be exercised routinely and the Court should refuse to grant such relief unless the circumstances require it.

Nolan and Sartario, Equitable Remedies, 31 M.P.S. sec. 139 (1993).

     The Court touches briefly on the issue of likelihood of success on the merits, It depends upon an analysis and interpretation of the Trust Declaration. Does that document, as amended, mandate that the immediate liquidation of the PCA Fund as announced on Mar 19, 2007, can only occur if there was a proper vote of the shareholders?

     Nearly six years ago, on May 7, 2001, this Court has occasion to examine similar trust declaration language in another Putnum Fund. Then - also addressing the issuance of a preliminary injunction - it concluded that there was insufficient showing of either a violation of the trust declaration or a breach of fiduciary duties by the trustees. See, e.g. The Commerce Group v. Baxter. Suffolk Civil Action No. 01-1939 BLS (May7, 2001) (Memorandum and Order on Plaintiff's Application for Preliminary Injunction).

     Badlands contends that things are different now. This Court has serious doubts, however, that they are different enough to enable a different conclusion for that reached in The Commerce Group. But even if they are, other aspects of the test for granting a preliminary injunction must also be met.

     The Court focuses on irreparable harm. Here, the comments above to the effect that this is neither a class action nor a derivative claim come into focus. Badlands argues extensively about how the "shareholders" of PCA will be irreparably injured. But Badlands only represents one such shareholder, the Horejsi Trust. Badlands cannot rest upon possible harm to persons or entities it does not represent in order to obtain a preliminary injunctive order.

     In this context, the Court has trouble seeing how the Horejsi Trust will be irreparably harmed at all. The Horejsi Trust cannot be injured by not being able to tender its shares to Badlands, its own trustee. And even if it could suffer some harm thereby, the economics are such that the harm is far from irreparable money damages. At best, the Horejsi Trust controls 9,100 shares of PCA. The premium over net asset value in the tender offer is said to be 8 cents, which for the Horejsi Trust amounts to a mere $728.(2)

     "Economic harm alone... will not suffice as irreparable harm unless `the loss threatens the very existence of the movant's business.' Hull Mun. Lighting Plant v. Mass. Mun. Wholesale Elec. Co., 399 Mass. 640, 643 (1987)." Tri-Nel Management, Inc. v. Board of Health of Barnstablel, 433 Mass. 217, 227-228
(2001). No such threat to the existence of the Horejsi Trust has been demonstrated by Badlands here. This Court is not convinced that money damages, if proven, will not be an adequate remedy under the circumstances.

     The other element of irreparable harm touted by Badlands is its inability to complete the tender offer. But nothing has been shown to this Court that Badlands, or anyone else, has a "right" to complete a tender offer or that the target has no right to take appropriative action in response. See, e.g. this Court's Memorandum and Order on Motions for Summary Judgment in Seidman v. Central Bancorp. Inc., Suffolk Civil Action No. 03-0547 BLS (June 30, 2003).

     Further, the Court, at this time, is not convinced that the balance of harms falls in favor of Badlands, which has the burden on this issue as well. See, e.g. The Commerce Group, Inc., supra, cited above at p.5.


                                      ORDER

     Having heard the parties and reviewed their filings, this Court is not convinced that Badlands has carried its burden to show: (a) that its beneficiary will suffer irreparable harm if the injunctive relief sought is not granted; (b) that its beneficiary's harm, without the injunction, outweighs any harm to PCA, and its other investors, from PCA and its Trustees from being enjoined, or even
(c) that there exists the requisite likelihood of success on the merits. Consequently, the Plaintiff's Motion for Temporary Restraining Order and Preliminary Injunction, Paper #4, is DENIED.

                                         /s/ Allan van Gestel
                                         --------------------------------
                                         Allan van Gestel
                                         Justice of the Superior Court

DATED: March 26, 2007


FOOTNOTES:

(1) John A. Hill; Jameson Adkins Baxter; George Putnam, III; Charles B. Curtis, Myra R. Drucker; Charles E. Haldeman, Jr.; Paul L. Joskow; Elizabeth T. Kennan; W. Thomas Stephens; Richard B. Worley; Kenneth R. Liebler; and Robert E. Patterson

(2) Badlands argues that those who are unable to complete the tender of the shares will sustain greater economic damages that just being reduced to the net asset value. How much more is not clear. But let's assume that, instead of 8 cents, the damages amount to $5.00 per share. This, for the Horejsi Trust amounts to $45,500. These kinds of numbers will hardly break the bank for PCA or the PCA Trustees.